File No. 001-33459

September 8, 2011

Via EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW, Mail Stop 3720
Washington, DC 20549

Re:    Skilled Healthcare Group, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed February 14, 2011
Form 10-Q for the quarterly period ended June 30, 2011
Filed August 1, 2011
File No. 001-33459

Dear Mr. Spirgel:

This letter is provided by Skilled Healthcare Group, Inc. (the “Company”) in response to the comment received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff's letter dated August 30, 2011, regarding the Company's above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q. The Company's response to the Staff's comment is set forth below following a bold italicized restatement of the Staff's comment.

Form 10-Q for the Quarterly Period Ended June 30, 2011
Industry Trends, page 22

1.
We note your statement that assuming other factors remain constant, the CMS' reduced reimbursement rates and other changes effective for its fiscal year 2012 will have a significant and adverse effect on your financial condition and results of operations when compared to the periods in CMS' fiscal year 2011. We also note the statement in your Form 8-K filed August 2, 2011 that after consideration of CMS' reduction to Medicare reimbursement rates, “the Company believes it is well positioned for the future with its conservative management model and diverse operations.” Please clarify the inconsistencies in your statements and explain in greater detail how your conservative management model and diverse operations can help you overcome the significant and adverse effect of the CMS' Medicare rate reduction on your financial condition and results of operations.

Response: We respectfully disagree that the two statements the Staff cited are inconsistent with or conflict with one another. As we stated in our Quarterly Report filed on August 1, 2011, we anticipate that, assuming other factors remain constant, CMS's reduced reimbursement rates and other changes effective for its fiscal year 2012 will have a significant and adverse effect on our financial condition and results of operations when compared to the periods in CMS's 2011 fiscal year. While we expect our performance to decline in CMS's fiscal 2012, we remain optimistic about our financial stability and the future of our business. Importantly, we do not expect that the effects of the reimbursement changes alone will prevent us from remaining profitable (on a GAAP or non-GAAP basis) or from remaining in compliance with our debt covenants. Moreover, as noted in our public disclosures, our conservative management model and diverse operations position us well for the long term.

Our conservative management model is largely based upon our ownership of a high percentage of our properties, particularly in comparison to some of our peer companies. By owning properties, we avoid significant amounts of annually escalating rental payments that are typically associated with leased properties and as a result believe we are in a better position to weather fluctuations in operating revenue when compared to companies with larger rental payment commitments that are typically subject to routine increases. There are other operational benefits to owning properties as well. Certain of our peer companies have in recent years entered into sale-and-leaseback arrangements with their owned properties as a means to raise capital. We believe that these arrangements pose operational risks because of the increasing rental payments that flow from them, as well as more limited flexibility in altering the properties to accommodate market trends, and have decided to this point to forego such arrangements.

We also have diverse operations. In addition to skilled nursing facilities, our long-term care segment also includes assisted living facilities, which are not reliant on Medicare reimbursement. We also have a rehabilitation therapy services business, hospice businesses and home health care businesses. CMS's 11.1% reimbursement rate cuts were specific to skilled nursing facilities. Medicare reimbursement rates applicable to hospice are projected to increase modestly, and those applicable to home health are projected to decrease modestly, starting October 1, 2011. Our assisted living business is not dependent on Medicare reimbursement. As such, by having diversified revenue sources that were not all subject to the 11.1% Medicare rate cut, we believed (and continue to believe) that that diversification helps position us well for the future.

In our first quarter earnings release issued on May 3, 2011, we forecasted full year 2011 consolidated revenue to be between $857 million and $877 million, EBITDAR to be in the range of $156.2 million to $163.5 million, EBITDA to be in the range of $137.2 million to $144.5 million and net income per common share to be between $1.22 and $1.32. We retracted that guidance in our second quarter earnings release on August 1, 2011 to allow us time to more thoroughly analyze the anticipated impact of the CMS rate cuts. We recently completed that analysis and released updated full year guidance in a press release (and related Form 8-K) that we issued on September 8, 2011. As reflected in that updated guidance, we now forecast full year 2011 consolidated revenue to be between $865 million and $870 million, Adjusted EBITDAR to be in the range of $147 million to $150 million, Adjusted EBITDA to be in the range of $128 million to $131 million and adjusted net income per common share to be between $1.07 and $1.12.

In short, the net effect of the rate reduction after mitigation will certainly be material, but we anticipate that the Company will continue to be profitable on a GAAP and non-GAAP basis and have a viable future. Thus, we do not believe it is inconsistent to state that the reduced 2012 CMS reimbursement rates will have a significant and adverse effect on us when compared to CMS's 2011 reimbursement rates, while at the same time stating that we believe we are well-positioned for the future.

2.	Additionally, we note that the price of your stock significantly declined following the announcement of the CMS' Medicare rate reductions which led you to terminate exploration of strategic alternatives, including a potential sale of the Company's real estate assets or the whole. Addressing any change in the fair value of your stock as viewed by market participants and factors that could impact the valuation of your reporting units under the income approach, such as the CMS's 11.1% Medicare rate reduction, any estimates from the Centers of Medicare and Medicaid Services and the Congressional Budget Office on health expenditure as a result of the 2010 Patient Protection and Affordable Care Act, the recent debt ceiling legislation that could trigger a 2% Medicare cut to health providers in the event of an impasse, and budget constraints of cash-strapped states, tell us whether you performed an interim goodwill impairment test and what the results were.

Response: The CMS Medicare rate reduction was announced on July 29, 2011. We did not perform an interim goodwill impairment test prior to issuing our earnings release and filing our Form 10-Q on August 1, 2011. The rate reduction was disclosed as a subsequent event in the footnotes to the financial statements for the quarter ended June 30, 2011 and was also discussed in Management's Discussion and Analysis as well as in the risk factors section of the Form 10-Q. We have embarked upon and anticipate completing an interim goodwill impairment test in connection with the preparation and review of our financial statements to be included in our Form 10-Q for the quarter ended September 30, 2011, taking into account all the factors you noted above and other relevant considerations. If the results show that an impairment exists and disclosures are required, they will be included in that Form 10-Q.

*****

In connection with the Company's responses to the Staff's comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Devasis Ghose

Devasis Ghose
Chief Financial Officer

cc (via email):	Roland Rapp, Esq., General Counsel
R. Scott Shean, Esq., Latham & Watkins
Christopher N. Felfe, Chief Accounting Officer
Thomas J. Roach, Ernst & Young